UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

CROWLEY MARITIME CORPORATION
(Name of Subject Company (Issuer))

CROWLEY NEWCO CORPORATION THOMAS B. CROWLEY, JR. CHRISTINE S. CROWLEY MOLLY M. CROWLEY
(Names of Filing Persons (Offeror))

Common Stock, par value $0.01 per share
(Title of Class of Securities)
228090106
(CUSIP Number of Class of Securities)

Thomas B. Crowley, Jr. c/o Crowley Maritime Corporation 9487 Regency Square Boulevard Jacksonville, Florida 32225 (904) 727-2200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to: Richard V. Smith, Esq. Orrick, Herrington & Sutcliffe LLP The Orrick Building 405 Howard Street San Francisco, California 94105 (415) 773-5700
CALCULATION OF FILING FEE

Transaction Valuation* $93,554,110	Amount of Filing Fee** $2,872.11

*
The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d). The calculation assumes the purchase of all outstanding shares of the Issuer (other than the 58,562 shares already beneficially owned by Crowley Newco Corporation) at a price of $2,990 in cash per share. There were 31,289 shares of Common Stock outstanding that were not beneficially owned by Crowley Newco Corporation as of March 16, 2007.

**
The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory #6 for Fiscal Year 2007 issued by the Securities and Exchange Commission on February 15, 2007. Such fee equals .00307 percent of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,872.11	Filing Party:	Crowley Newco Corporation
Form or Registration No.:	Schedule TO	Date Filed:	March 19, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

AMENDMENT NO. 1 TO TRANSACTION STATEMENT

This Amendment No. 1 to Transaction Statement amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) filed by Crowley Newco Corporation (the “Purchaser”), Thomas B. Crowley, Jr., Christine S. Crowley and Molly M. Crowley with the Securities and Exchange Commission (the “SEC”) on March 19, 2007. Purchaser has made an offer to purchase all outstanding shares of Common Stock, par value $.01 per share (the “Common Stock”), of Crowley Maritime Corporation, other than the shares of Common Stock beneficially owned by the Purchaser, at a purchase price of $2,990 per share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 19, 2007 (as amended from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Offer to Purchase.

Items 1 through 9 and 11

Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1) The Offer to Purchase, in “Summary Term Sheet” in the question “Can the Offer be extended?”, is hereby amended by replacing the last sentence thereof with the following new sentence:

“The Purchaser expects to extend the Offer to allow for Delaware Chancery Court approval of the Franklin settlement and the dismissal of the case.”

(2) The Offer to Purchase, in “Special Factors—Background of the Offer”, is hereby amended by adding the following new paragraph to the end thereof:

“On March 21, 2007, the court in Franklin approved the form of notice to be sent to the putative class and the Crowley Maritime stockholders informing them of (i) the principal terms of the settlement of Franklin, (ii) the date of the hearing (which will be April 27, 2007) to be held by the Delaware Chancery Court to determine whether to approve the settlement, and (iii) the stockholders’ right to appear at that hearing. The Purchaser expects to extend the Offer to allow for Delaware Chancery Court approval of the Franklin settlement and the dismissal of the case.”

(3) The Offer to Purchase, in “The Tender Offer—Section 1. Terms of the Offer; Expiration Date”, is hereby amended by replacing the last sentence in the second paragraph thereof with the following new sentence:

“The Purchaser expects to extend the Offer to allow for Delaware Chancery Court approval of the Franklin settlement and the dismissal of the case.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CROWLEY NEWCO CORPORATION /s/ Thomas B. Crowley, Jr.

Thomas B. Crowley, Jr., Chairman of the Board and President
(Name and Title)

March 22, 2007
(Date)
THOMAS B. CROWLEY, JR. /s/ Thomas B. Crowley, Jr.

Thomas B. Crowley, Jr.
(Name)

March 22, 2007
(Date)
CHRISTINE S. CROWLEY /s/ Christine S. Crowley

Christine S. Crowley
(Name)

March 22, 2007
(Date)
MOLLY M. CROWLEY /s/ Molly M. Crowley

Molly M. Crowley
(Name)

March 22, 2007
(Date)